Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Altus Power, Inc., a Market-Leading Clean Electrification Company,

Announces Appointment of Julia Sears as Chief Digital Officer

October 7, 2021

STAMFORD, CT—Altus Power, Inc. (“Altus Power”, “Altus” or the “Company”) today announced the appointment of Julia Sears as its Chief Digital Officer.

Altus Power previously announced an agreement for a business combination with CBRE Acquisition Holdings, Inc. (NYSE: CBAH), which is expected to result in Altus Power becoming a public company listed on the New York Stock Exchange. CBAH is a special-purpose acquisition company sponsored by CBRE Group, Inc (‘CBRE”). The transaction is expected to close in Q4 2021.

Sears will join the leadership team and oversee the Company’s technology strategy, including partnering with CBRE’s and Blackstone’s digital and data science groups, to ensure the Company provides a best-in-class digital journey across mobile and online platforms, leveraging data and experience to serve the Company’s growing client base across the United States. With over 20 years of experience across all facets of software development, data analytics, and technology, Sears is a proven professional who will be an integral member of the Altus management team and will drive digital and data strategies in support of customer acquisition and customer service at the rapidly growing clean electrification company. The appointment of Sears as Chief Digital Officer rounds out the Company’s recent executive team hires, including Melissa Boulan as its Chief People Officer and Sophia Lee as its Chief Legal Officer, as the Company moves into its next growth phase.

“At Altus, we are extremely focused on providing a seamless end-to-end service for our customers and our digital platform is a critical part of our growth plans,” said Altus Co-Founder and Co-CEO, Lars Norell. “We welcome Julia to our team and are excited to partner with her as she leads the digital strategy at Altus,” added Mr. Norell.

Sears began her career as a technologist at NASDAQ and held software development and technology roles of increasing responsibility over 15 years, creating and patenting digital, scalable solutions for the global exchange for trading, indexes and corporate solutions using Amazon Cloud Solutions. Sears later joined TIAA and spent seven years there, where she led the firm’s B2B/B2C Digital Technology and User Experience (UX). In this role she was responsible for technology delivery for 16,000 institutions six million participants. Her scope of responsibilities included UX, mobile, online, cyber and data strategy delivery leveraging agile. Sears played a key role in TIAA’s digital transformation, leveraging technology to increase speed and value and providing a better customer experience. Sears also created behavioral changes in client thinking and launched a labs division that fast tracked micro applications for risk, peer benchmarking and visualizations to engage clients in their future finances.

“I look forward to collaborating with the exceptional leadership team at Altus and enhancing Altus’ integrated technology platform, emerging technologies and advanced analytics. I am thrilled to create digital applications for our traditional commercial, industrial, and public clients as well as for Altus’ B2C community solar clients and to generate innovative digital solutions for Altus’ products and services in energy generation, energy storage, EV charging, and demand and supply chain management. In this day and age, there is nothing more powerful than ensuring clean energy access for years to come.”

Sears will report to Lars Norell, Co-Founder and Co-CEO and Gregg Felton, Co-Founder and Co-CEO.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 340 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com